Exhibit 10.1

May 2, 2022

Employment Letter Agreement

DELIVERED TO
Matthew Goldberg

Dear Matt,

Tripadvisor LLC, a Delaware limited liability company (the “Company”), is pleased to extend you this offer of employment as President and Chief Executive Officer of Tripadvisor, Inc, a Delaware corporation (“Tripadvisor”) and its subsidiaries, which includes the Company, subject to the terms and conditions of employment described in this employment letter agreement (this “Letter Agreement”). This offer is contingent on your satisfactory completion of our standard background check, and on your being legally authorized to work in the United States, as required under federal law. This offer may be accepted by countersigning where indicated at the end of this Letter Agreement.

We and you mutually agree to a start date no later than July 1, 2022 (your first date of employment with the Company, the “Start Date”). You will be appointed to the Board of Directors of Tripadvisor (the “Board”) as of the Start Date. You will report to directly to the Board, and your principal place of employment shall be the Company’s Needham, Massachusetts office.

1.
Duties and Extent of Service. As President and Chief Executive Officer of Tripadvisor, you will have responsibility for performing those duties as are customary for, and are consistent with, such position as a public company chief executive officer, as well as those duties as the Board may from time to time designate. You agree to abide by the rules, regulations, instructions, personnel practices and policies of the Company applicable to you and any changes therein which may be adopted from time to time by the Company. You will be expected to devote your full business time and effort to the business and affairs of Tripadvisor. Notwithstanding the foregoing, you may serve as a board member, consultant or advisor to other entities with the prior written consent of the Board and you may manage your personal and family finances and investments. The Company and the Board each acknowledge it is aware of, and has consented to, your current activities and associations which you provided under separate cover.
2.
Cash Compensation. In consideration of your employment with the Company, the Company will pay you an annual base salary (“Base Salary”) of $800,000 per year, which equates to approximately $30,769 dollars bi-weekly, representing payment for all hours worked by you for the Company, less applicable taxes and withholding, payable in accordance with the Company’s standard payroll practices. Effective January 1, 2023, your Base Salary shall be increased to $900,000 per year. Thereafter, your Base Salary shall be reviewed at least annually, beginning in 2024, by the Compensation Committee of the Board (the “Compensation Committee”) and may be increased but not decreased.

You will also be eligible for an annual target bonus opportunity of 100% of your Base Salary (“Target Bonus”), subject to the achievement of individual and Company objectives, as determined by the Compensation Committee in its discretion. These objectives are set by the Compensation Committee in consultation with you as part of its management authority and are subject to change at from year to year. For 2022 only, the amount of your annual bonus is guaranteed to be no less than your full Target Bonus for 2022 (which is $800,000) pro-rated based on the number of days from the Start Date through December 31, 2022, inclusive, over 365 (the “2022 Bonus”). Starting in 2023, the determination of whether the bonus is awarded and in what amount is at the discretion of the Compensation Committee. Eligibility to receive an annual bonus payment is contingent upon your employment by the Company at the time of the Company’s payout of such annual bonus, subject to paragraph 11. Further eligibility requirements not in conflict with this Letter Agreement may be governed by plans and policies concerning the payment of incentive compensation as may be in effect from time to time. Your Target Bonus shall be reviewed at least annually, beginning in 2024, by the Compensation Committee and may be increased but not decreased. All bonus payments are less applicable taxes and withholdings.

3.
Sign-On Bonus. In addition, in consideration of your acceptance of the attached Non-Disclosure, Developments and Non-Competition Agreement, you will receive a one-time lump sum sign-on bonus of $500,000, less applicable taxes and withholding, payable with your first regular paycheck. Should your employment with the Company terminate prior to the first anniversary of the Start Date, other than by you for Good Reason or by the Company not for Cause as those terms are defined below you will be required to repay the $500,000 in full. By signature below, to the extent permitted by law, you authorize the Company to withhold this amount from any monies the Company may owe you in the event the sign-on bonus becomes repayable under this paragraph 3. If you fail to repay (through offset or otherwise) any portion of this sign-on bonus within 30 days after your employment ends, you will be responsible for the Company’s reasonable fees and costs (including attorney’s fees) associated with recovering any such unpaid amounts if a court of competent jurisdiction determines that repayment by you is required.
4.
Residence. The Company is committed to providing you with the necessary assistance that will allow you to make a smooth transition to your new job location. You will be eligible to receive benefits to assist you in locating a residence in the greater Needham, MA area. For no less than a period of 12 months commencing at the Start Date, the Company shall pay you $10,000 per month, less applicable taxes and withholding, for you to maintain a residence with 20 miles of the Company’s Needham office. No later than the nine-month anniversary of the Start Date, the parties will discuss the possible extension of this benefit. The Company and the Board acknowledge and agree that you will continue to maintain your primary residence in New Jersey.
5.
Legal Fees. The Company agrees to pay for your reasonable and customary legal fees directly incurred by you in the negotiation of this Letter Agreement and other associated agreements, not to exceed $35,000, and subject to your providing the Company with written documentation of such fees.
6.
New Hire Grant. In consideration of your acceptance of the attached Non-Disclosure, Developments and Non-Competition Agreement, Tripadvisor will grant you on the Start Date an award of performance-based restricted stock units (“PSUs”) with respect to shares of common stock of Tripadvisor, par value $0.001 (“Shares”). The number of PSUs granted will be determined based on an award value of $3,500,000 divided by the accounting cost of the award, which will be determined by the Monte-Carlo value on the date of grant (the Start Date), rounded down to the nearest whole Share.

The PSUs will vest on the third anniversary of the Start Date (“PSU Vesting Date”), with respect to 25% of the PSUs if the Reference Price is equal to or greater than $35.00 but less than $45.00, 50% of the PSUs if the Reference Price is equal to or greater than $45.00 but less than $55.00 and 100% of the PSUs if the Reference Price is equal to or greater than $55.00, subject to your remaining employed through the PSU Vesting Date except as otherwise provided in paragraph 11. For the purposes of the PSUs, “Reference Price” means a volume weighed average price of a Share as reported on Bloomberg (or equivalent wire service) over a thirty (30) trading-day period (“30-day VWAP”) between the first anniversary of the Start Date and the PSU Vesting Date. For purposes of clarity, the Reference Prices are binary with no interpolation. Upon the occurrence of a Change in Control (as defined below), the Reference Price performance condition shall be deemed met at 100%.

This is a one-time grant of PSUs under the Tripadvisor, Inc. 2018 Stock and Annual Incentive Plan (the “2018 Plan”). You will receive additional information, including how you can access an electronic copy of the 2018 Plan and equity award agreement for the PSUs. In the event of any conflict or ambiguity between this Letter Agreement and the 2018 Plan or your equity award agreement, this Letter Agreement will govern.

7.
Annual Equity Grant Target. In your role as President and Chief Executive Officer, you are eligible to receive an annual equity grant (“Annual Grant”). The target grant value (“Target Grant Value”) of your Annual Grant beginning in 2024 shall be $6,350,000, with the actual amount of the Annual Grant awarded at the discretion of the Compensation Committee. Vesting of the Annual Grant may be subject to the achievement of individual and Company objectives. The Annual Grant may be comprised of a mix of restricted stock units (“RSUs”), stock options, and other forms of equity awards properly authorized for use by Tripadvisor, and which may change from year to year. Ongoing Annual Grants are subject to approval by the Compensation Committee and shall be granted in accordance with the Company’s annual equity grant program, which may be amended from time to time. Your Target Grant Value shall be reviewed at least annually, beginning in 2024, by the Compensation Committee and may be increased but not decreased.

In consideration of your acceptance of the attached Non-Disclosure, Developments and Non-Competition Agreement, Tripadvisor will grant you on the Start Date an award of RSUs with respect to Shares and an award of options to purchase Shares (the “Options,” and together with the RSUs, the “2022 Equity Grant”). These awards represent your

Annual Grant for 2022 (on a prorated basis) and your Annual Grant for 2023. You will not be eligible to receive any additional equity grants until 2024. The number of RSUs granted will be determined based on the award value of $4,762,500 divided by the closing price of a Share on the date of grant (the Start Date), rounded down to the nearest whole number. The number of Options granted will be determined by dividing the award value of $4,762,500 by the Black-Scholes value of an Option (as determined by the Company, in its discretion, using the closing price of a Share on the date of grant (the Start Date)), rounded down to the nearest whole number. The Option will have an exercise price per Share equal to the closing price of a Share on the date of grant (the Start Date).

The RSU and Option awards will each vest 25% on the first anniversary of the Start Date, and 6.25% on the first day of each of the next 12 quarters, such that both awards are fully vested on the fourth anniversary of the Start Date, in each case subject to you remaining employed through the applicable vesting date except as otherwise provided in paragraph 11. For the avoidance of doubt, the 2022 Equity Grant will have no additional vesting conditions, related to performance or otherwise.

The 2022 Equity Grant is a one-time grant of RSUs and stock options under the 2018 Plan and the granting of the 2022 Equity Grant in no way can be interpreted as the Company’s commitment to additional awards. You will receive additional information, including how you can access an electronic copy of the 2018 Plan and equity award agreements for each of the RSUs and the Options. In the event of any conflict or ambiguity between this Letter Agreement and the 2018 Plan or your equity award agreements, this Letter Agreement will govern. Tripadvisor reserves the right to change the terms of the 2018 Plan at its sole discretion from time to time.

8.
Benefits. As a regular, full‑time employee, you will be eligible to participate in the employee benefit program that the Company offers to its employees in comparable positions, which currently include Health, Dental, Life and Disability Insurance, matching 401(k) Plan, and Sick Time, subject to plan terms and generally applicable Company policies. All benefits will be provided at a level made generally available by the Company to senior executives of the Company. As part of your benefits program, you are entitled to accrue up to thirty (30) days of paid vacation annually, which, for 2022, is pro-rated based on your Start Date. Descriptions of the Company’s benefits have been provided to you. The Company retains the right to amend, modify, or cancel any benefits program. Where a particular benefit is subject to a formal plan (for example, medical insurance or 401(k)), eligibility to participate in and receive any particular benefit is governed solely by the applicable plan document.
9.
Expense Reimbursement. The Company shall reimburse you for travel, business entertainment and other business expenses incurred by you in connection with the performance of your duties to the Company and its affiliates in accordance with the Company’s standard policies and procedures. You will be entitled to reimbursement for business and first class travel and accommodations.
10.
Nondisclosure, Developments and Non-Competition. As part of your employment with the Company, you will be exposed to, and provided with, valuable confidential and trade secret information concerning the Company and its present and future business plans and operations. As a result, in order to protect the Company’s substantial investment of time and money in the creation and maintenance of its confidential information and good-will with its customers, clients and collaborators, your offer of employment and the new hire equity grant are contingent upon your signing the Non-Disclosure, Developments and Non-Competition Agreement (the “Non-Disclosure, Developments and Non-Competition Agreement”) and your continued willingness to abide by its terms. The Agreement also contains post-employment restrictive covenant provisions. A copy is attached to this Letter Agreement as Exhibit A. You have been given at least ten (10) business days to consider the Non-Disclosure, Developments and Non-Competition Agreement, and by signing below, you agree that the benefits described in this offer letter are fair and reasonable consideration for the Non-Disclosure, Developments and Non-Competition Agreement.

By the same token, the Company expects you to abide by and honor the terms of any agreements you may have with your present or prior employers. By signing below, you confirm that you are not subject to any employment or consulting agreements (including without limitation a non-competition, customer non-solicitation, confidentiality or other similar provision) that would prevent you from fulfilling, or otherwise affect the performance of your job duties for the Company.

Also, just as the Company regards the protection of our confidential information as a matter of great importance, we also respect that you may have an obligation to your present and prior employers to safeguard the confidential information of those companies. The Company respects these obligations and expects you to honor them as well. To that end, we expect that you have not taken any documents or other confidential information from your employer. Further, we want to make it perfectly clear you should not bring with you to the Company or use in the performance of your duties for our Company, any proprietary business or technical information, materials or documents of a former employer, or otherwise disclose or use any former employer’s confidential information.

11.
Termination of Employment.
a.
At Will Employment. Please note that this Letter Agreement is not a contract of employment for any specific or minimum term and that the employment the Company offers you is terminable at will. This means that either you or the Company may terminate the employment relationship, at any time, for any reason, with or without cause or notice. The at-will nature of the relationship may not be modified except by a formal written employment contract signed by an officer of the Company authorized by the Board and expressly stating the Company’s intent to modify the at-will nature of your employment.
b.
Severance. In your role as President and Chief Executive Officer, you will be entitled to the following severance rights:
(i)
You are eligible to participate in the Tripadvisor Inc. Executive Severance Plan (the “ESP”) as a Class 1 participant. Under the terms of the ESP, you will be eligible to receive certain severance benefits under certain circumstances, including the involuntary termination of your employment by the Company without Cause, and in connection with a Change in Control, the involuntary termination of your employment by the Company without Cause or resignation by you for Good Reason, as each of the foregoing terms is used in the ESP. The foregoing is intended only as an informational summary of the ESP, and the Company reserves the right to modify the terms of the ESP in its sole discretion at any time; provided that, in the event that the ESP has been modified following the date hereof, you shall be eligible to receive such Severance Benefits (as defined in the ESP and subject to all of the terms and conditions of the ESP, including but not limited to executing a release of claims), as are applicable to a Class 1 (or equivalent) participant, as exist at the time of such termination; provided, further, that in no event shall such Severance Benefits be any less than exist under the ESP as of the date hereof. For the avoidance of doubt, in no event shall you be entitled to the same type of or duplicative benefits under both the ESP (or successor plan) and this Letter Agreement for the same event or qualifying termination.
(ii)
Without duplication or reduction of payments or benefits that may be due to you under the ESP, if your employment with the Company is terminated for any reason, whether by the Company or by you, or due to death or disability, the Company shall pay you within thirty (30) days of the date of such termination: (A) any portion of your accrued and earned but unpaid base salary through the date of termination; (B) any compensation previously earned but deferred by you (together with any interest or earnings thereon) that has not yet been paid and that is not otherwise paid at a later date pursuant to any deferred compensation arrangement of the Company to which you are a party, if any (provided, that any election made by you pursuant to any deferred compensation arrangement that is subject to Section 409A of the Internal Revenue Code and the rules and regulations thereunder (“Section 409A”) regarding the schedule for payment of such deferred compensation shall prevail over this provision); and (C) any vested and accrued benefits including any portion of your accrued but unpaid vacation pay through the date of termination (collectively, the “Accrued Obligations”).
(iii)
Without duplication or reduction of payments or benefits that may be due to you under the ESP or 2018 Plan, if your employment with the Company is terminated due to death, in addition to the Accrued Obligations, (A) the Company shall pay you within thirty (30) days of the date of such termination the 2022 Bonus, if not yet paid, and (B) all equity awards that are outstanding and unvested at the time of such death shall vest (including any portion of the PSUs and the 2022 Equity Grant that have not yet vested, and in the case of the PSUs, deeming the Reference Prices to have been achieved at 100%) and, with respect to awards other than stock options and stock appreciation rights, settle, as of the date of such termination of employment, and all then vested stock options and stock appreciation rights (including such awards that vest by operation of this paragraph 11) shall remain exercisable through the date that is 18 months following the date of such termination or, if earlier, through the scheduled expiration date of such award.
(iv)
Without duplication or reduction of payments or benefits that may be due to you under the ESP, if your employment is terminated by the Company without Cause or by you with Good Reason, not in connection with a Change in Control, then, in addition to the Accrued Obligations:
A.
the Company will consider in good faith the payment of an annual bonus on a pro rata basis for the year in which the termination of employment occurs, any such payment to be paid (if at all) based on actual performance during the year in which termination has occurred and based on the number of days of employment during such year relative to 365 days (payable in a lump sum at the time such annual bonus would otherwise have been paid); provided that if any such termination occurs after the Board or Compensation Committee has approved an annual cash bonus but prior to the payment thereof, the Company shall pay you such approved bonus amount, to be paid in the ordinary course with other senior executives of the Company;
B.
all Awards (as defined in the 2018 Plan) that are outstanding and unvested at the time of such termination (including any portion of the PSUs and the 2022 Equity Grant that have not yet vested) but which would, but for a termination of employment, have vested during the 18 months following such termination (such period, the “Equity Acceleration Period”) shall vest (and, with respect to awards other than stock options and stock appreciation rights, settle) as of the date of such termination of employment; provided that any outstanding Awards with a vesting schedule that would, but for a termination of employment, have resulted in a smaller percentage (or none) of the Award being vested through the end of such Equity Acceleration Period than if it vested annually pro rata over its vesting period shall, for purposes of this provision, be treated as though it vested annually pro rata over its vesting period (e.g., if 100 RSUs were granted 2.7 years prior to the date of the termination and vested pro rata on each of the first five anniversaries of the grant date and 100 RSUs were granted 1.7 years prior to the date of termination and vested 100% on the fifth anniversary of the grant date, then on the date of termination 40 RSUs from the first award and 60 RSUs from the second award would vest and settle); provided further that any amount that would vest under this provision, but for the fact that outstanding performance conditions have not been satisfied, shall vest (and, with respect to awards other than stock options and stock appreciation rights, settle) only if, and at such point as, such performance conditions are satisfied; and provided further that if any Award made subsequent to the Start Date specifies a more favorable post-termination vesting schedule for such equity, the terms of the award agreement for such Award shall govern; and
C.
all Awards that are then vested stock options and stock appreciation rights (including such awards that vest by operation of this paragraph 11) shall remain exercisable through the date that is 18 months following the date of such termination or, if earlier, through the scheduled expiration date of such options.
(v)
The benefits described above in paragraph 11(b)(iv) are contingent upon your signing and not revoking a separation agreement and general release agreement in a form substantially similar to that used by the Company for senior executives of the Company (the “Release”), and your compliance with the material terms of the Non-Disclosure, Developments and Non-Competition Agreement. The Company agrees that the Release will not require the (x) waiver of any rights to accrued and vested benefits or indemnification rights or (y) the waiver of any claims for breach of the separation agreement. You acknowledge and agree that the equity benefits described in paragraph 11(b)(iv) will constitute good and valuable consideration for such Release. Your execution of a separation agreement and release pursuant to the terms of the ESP shall satisfy your obligation under this paragraph.
(vi)
For all purposes of this Letter Agreement, including your participation in the ESP, “Cause” shall mean: (A) the willful or gross neglect by you of your employment duties to the Company; (B) your plea of guilty or nolo contendere to, or conviction for, the commission of a felony offense; (C) a material breach by you of any fiduciary duty owed to the Company; or (D) a material breach by you of any non-solicitation or non-competition obligation owed to the Company, that, in the case of the conduct described in clauses (A) or (D), if curable, is not cured by you within thirty (30) days after you are provided with written notice thereof.
(vii)
For all purposes of this Letter Agreement, including your participation in the ESP, “Good Reason” shall mean, without your prior written consent: (A) a reduction in your Base Salary, Target Bonus or Target Grant Value then in effect (as it may be increased hereafter); (B) a requirement that you relocate your primary residence or the relocation of your principal place of business more than 35 miles from the location of the principal place of business from which you work; (C) the material reduction in your title, duties, reporting responsibilities or level of responsibilities as the Chief Executive Officer and President of Tripadvisor and a member of the Board; or (D) a material breach by the Company of its obligations under this Letter Agreement. In order to invoke a termination of employment for Good Reason, you must provide written notice to the Company of the existence of one or more of the conditions described in clauses (A) through (D) within ninety (90) days following your knowledge of the initial existence of such condition or conditions, and the Company shall have thirty (30) days following receipt of such written notice (the “Cure Period”) during which it may remedy the condition. In the event that the Company fails to remedy the condition constituting Good Reason during the Cure Period, you must terminate employment, if at all, within ninety (90) days following the Cure Period in order for such termination of employment to constitute a termination of employment for Good Reason.
(viii)
For all purposes of this Letter Agreement, including your participation in the ESP, “Change in Control” has the meaning given to it in the ESP.
12.
Indemnification. The Company shall indemnify you, to the full extent permitted under the Company’s Certificate of Incorporation and By-Laws and pursuant to any other agreements or policies in effect from time to time, in connection with any action, suit or proceeding to which you may be made a party by reason of you being an officer, director or employee of the Company, Tripadvisor or any of their affiliates.
13.
Section 280G. Notwithstanding any other provisions of this Letter Agreement, or any other plan, arrangement or agreement to the contrary, if any of the payments or benefits provided or to be provided by the Company or any of its affiliates to you or for your benefit pursuant to the terms of this Letter Agreement or otherwise (“Covered Payments”) constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code and the rules and regulations thereunder (“Section 280G”) and would, but for this Section 13 be subject to the excise tax imposed under Section 4999 of the of the Internal Revenue Code (or any successor provision thereto) or any similar tax imposed by state or local law or any interest or penalties with respect to such taxes (collectively, the “Excise Tax”), then the following shall apply:
(i)
If the Covered Payments, reduced by the sum of (1) the Excise Tax and (2) the total of the Federal, state, and local income and employment taxes payable by you on the amount of the Covered Payments that are in excess of three times your “base amount” within the meaning of Section 280G less one dollar (the “Threshold Amount”), are greater than or equal to the Threshold Amount, you shall be entitled to the full benefits payable to you.
(ii)
If the Threshold Amount is less than (1) the Covered Payments, but greater than (2) the Covered Payments reduced by the sum of (x) the Excise Tax and (y) the total of the Federal, state, and local income and employment taxes on the amount of the Covered Payments that are in excess of the Threshold Amount, then the Covered Payments shall be reduced (but not below zero) to the extent necessary so that the sum of all Covered Payments shall not exceed the Threshold Amount. In such event, the Covered Payments shall be reduced in the following order: (A) cash payments not subject to Section 409A; (B) cash payments subject to Section 409A; (C) equity-based payments and acceleration; and (D) non-cash forms of benefits. To the extent any payment is to be made over time (e.g., in installments, etc.), then the payments shall be reduced in reverse chronological order.

The determination as to which of the alternative provisions of Section 13 shall apply to you shall be made by a nationally recognized accounting firm selected by the Company (the “Accounting Firm”), which shall provide detailed supporting calculations both to the Company and you within fifteen (15) business days of the date of termination, if applicable, or at such earlier time as is reasonably requested by the Company or you. For purposes of determining which of the alternative provisions of Section 13 shall apply, you shall be deemed to pay Federal income taxes at the highest marginal rate of Federal income taxation applicable to individuals for the calendar year in which the determination is to be made, and state and local income taxes at the highest marginal rates of individual taxation in the state and locality of your residence on the date of termination, net of the maximum reduction in Federal income taxes that could be obtained from deduction of such state and local taxes. Any determination by the Accounting Firm shall be binding upon the Company and you.

14.
Section 409A. It is the intent of the Company that all amounts payable to you pursuant to this Letter Agreement, be paid in a manner that is exempt from or satisfies the requirements of Section 409A, to the extent applicable, and to the maximum extent possible this Letter Agreement shall be so interpreted. Without limiting the foregoing: Each installment of severance benefits shall constitute a separate “payment” for purposes of Section 409A. For purposes of this Letter Agreement, the term “Section 409A Payment” shall mean: (i) each severance benefit provided in paragraph 11 that is paid after the later of March 15 of the calendar year following the year in which the date of termination of employment occurs or the fifteenth day of the third month following the end of the Company’s fiscal year in which the termination of employment occurs, but only to the extent that such severance benefit, when added to the sum of all severance benefits paid after such date, exceeds two times the lesser of your Base Salary at the end of the year preceding the year in which the termination of employment occurs or the dollar limitation in effect under Section 401(a)(17) of the Internal Revenue Code in the year in which the termination of employment occurs, and (ii) any other payment that the Company determines in good faith constitutes a payment of deferred compensation subject to Section 409A. If you are a “specified employee” as defined in Section 409A at the time of your termination of your employment with the Company, then no payments subject to Section 409A shall be paid to you until the first business day that is more than six months following such date of termination, and all such payments that would otherwise have been paid prior to such date shall be paid on such six-month anniversary date, without interest, in a lump sum. No payment subject to Section 409A shall be paid at a time other than the time specified for such payment, and no amount shall be paid in substitution for any payment subject to Section 409A. If any termination of employment occurs that does not constitute a “separation from service” as defined in Section 409A, then any payment subject to Section 409A that becomes payable by reason of such termination shall not be paid until you incur a separation from service as defined in Section 409A. All reimbursements will be paid as soon as administratively practicable, but in no event will any reimbursement be paid after the last day of the taxable year following the taxable year in which the expense was incurred. The amount of in-kind benefits provided or reimbursable expenses incurred in one taxable year shall not affect the in-kind benefits to be provided or the expenses eligible for reimbursement in any other taxable year (except for any lifetime or other aggregate limitation applicable to medical expenses). Such right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.
15.
Survival. The provisions of this Letter Agreement shall survive the termination of your employment to the extent applicable, including, for the avoidance of doubt paragraphs 11 and 12.
16.
Notices. Any notices or other communications under this Letter Agreement shall be provided consistent with the notice provision of the attached Non-Disclosure, Developments and Non-Competition Agreement.
17.
Governing Law; Waiver of Jury Trial. The terms and conditions of this Letter Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts, without regard to the conflicts of laws principles thereof, except that any rights or obligations established or conferred by the wage-hour or discrimination laws of the state where you primarily reside shall be governed by the laws of that state. In addition, you acknowledge and agree that any action or claim initiated by the Company concerning this offer or your employment shall be exclusively brought in a court of competent jurisdiction in Massachusetts, and you agree to be subject to the personal jurisdiction and venue of the Massachusetts courts. Finally, where permitted by law, you agree that any dispute relating to this offer or your employment shall be resolved in a court of competent jurisdiction by a judge alone, and you waive and forever renounce your right to a trial before a civil jury.

Exception as to California Employees. As to employees who primarily reside and work in California and have any dispute involving any claim or controversy arising in California, this paragraph shall apply (and not the preceding paragraph), and any such dispute shall be resolved in a court or other appropriate forum with competent jurisdiction located in California, and such dispute shall be construed in accordance with the laws of The State of California.

18.
Assignability; Binding Effect. Neither this Letter Agreement nor the rights or obligations hereunder of the parties shall be transferable or assignable by you, except in accordance with the laws of descent and distribution and as specified below. The Company may assign this Letter Agreement and the Company’s rights and obligations hereunder to any affiliate of the Company, provided that upon any such assignment the Company shall remain liable for the obligations to you hereunder. This Letter Agreement shall be binding upon and inure to your benefit, your heirs, executors, administrators, and beneficiaries, and shall be binding upon and inure to the benefit of the Company and its successors and assigns.
19.
Counterparts. This Letter Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument. This Letter Agreement may be executed by electronic signature.
20.
Entire Agreement; Amendment. This Letter Agreement (together with the Nondisclosure, Developments and Non-Competition Agreement contemplated hereby) sets forth the sole and entire agreement and understanding between the Company and you with respect to the specific matters contemplated hereby. No prior agreement, whether written or oral, shall be construed to change or affect the operation of this Letter Agreement in accordance with its terms, and any provision of any such prior agreement which conflicts with or contradicts any provision of this Letter Agreement is hereby revoked and superseded. This Letter Agreement may be amended or terminated only by a written instrument executed both by you and the Company.

Please indicate your acceptance of this offer and the terms and conditions thereof by signing both this Letter Agreement and Exhibit A.

Sincerely,

Tripadvisor LLC

By: /s/ Seth J. Kalvert
Name: Seth J. Kalvert
Title: Chief Legal Officer

I hereby acknowledge that I have had a full and adequate opportunity to read, understand and discuss the terms and conditions contained in this Letter Agreement prior to signing hereunder.

Accepted and agreed by:

/s/ Matt Goldberg
Matthew Goldberg

May 2, 2022
Date